Exhibit 99.3

Date: Monday, August 8, 2016

From: Ken Murphy, President and CEO – Mattress Firm

To: All Mattress Firm Employees

Subject: Mattress Firm and Steinhoff

Today is a groundbreaking day for our company. We are thrilled to announce that Mattress Firm Holding Corp. and Steinhoff International Holdings N.V. have entered into a definitive merger agreement under which Steinhoff will, subject to the successful completion of a cash tender offer and satisfaction of other customary closing conditions, including regulatory clearances and a majority tender condition, acquire Mattress Firm. You may soon begin to see coverage and headlines about the transaction.  In a perfect world, we would have come to you first with this information as we have made a concerted effort to focus on continuous and transparent communication. However, we could not share this information until we had a signed deal and agreed to definitive terms. Nevertheless, I hope that you will spend a few minutes reading the rest of this email so you have a better understanding of the transaction and why this is such monumental day in Mattress Firm history.

While many of you are used to hearing exciting news about Mattress Firm acquisitions, I would humbly submit that today’s announcement is our most exciting yet.  While we’ve historically been the acquirer, today’s news about us being acquired represents, what I believe to be, a dream scenario for our company. After recently welcoming the Sleepy’s team into the MFRM Family of Brands, we officially became the first national, border-to-border and coast-to-coast, multi-brand specialty mattress retailer. However, our long-term vision of becoming the preferred choice for better sleep isn’t defined by borders, and with a global powerhouse behind us, we will continue to pursue our vision, purpose and destiny of helping millions of people around the world get a better night’s sleep. We believe this new chapter in our story represents a tremendous win for our guests, our employees, our partners, and our stockholders. Ultimately, we believe that this transaction makes sense for Mattress Firm for three core reasons:

•                  The merger will create the world’s largest multi-brand mattress retail distribution network. We can officially throw out the flat map and set our sights on the globe, which unlocks additional opportunities for our 11,000 employees across the country.

•                  Steinhoff is a well-capitalized, global business with a passion for the mattress business and a wealth of operating knowledge from logistics to sourcing to retail operations. Our union allows us to further strengthen our industry leading operating model, as well as to usher in a new era of long-term strategic thinking.

•                  Steinhoff firmly supports our long-term vision, management team and, most importantly, our commitment to fostering a high-performing and highly-engaged culture. In fact, Steinhoff’s value system closely mirrors our own; trust, passion, family, entrepreneurship, and a commitment to winning in every marketplace are as central to their operating philosophy as they are to ours.

Post close, as a subsidiary of Steinhoff we will continue to operate largely as we do today; our headquarters will remain here in Houston, Texas. I will remain the President and CEO of Mattress Firm, and Steve Stagner will remain as the Executive Chairman of Mattress Firm and also join Steinhoff’s executive committee.  The things you have come to know that make Mattress Firm special and unique will remain the same.  We will continue to provide our customers with choice, quality and best-in-class service. We will remain committed to serving in our communities through our nationwide Foster Kids program and volunteer efforts. We will continue to cultivate the Mattress Firm culture, which includes, among other things, creating dynamic career growth opportunities for our employees.  Rest assured that our commitment to culture, community and company will only strengthen as a result of this transaction.  The Steinhoff leadership team is committed to supporting us as we activate the national chain that we have spent the past few years building and they share our vision for maintaining industry leadership and preeminence through focus on our strategy and operational excellence.

There are some very exciting changes that we expect as a result of our acquisition.  Steinhoff is a European-based international retail holding company that manufactures, sources and retails furniture, household goods and general merchandise in Europe, Australasia and Africa, and operates more than 40 brands in 30 countries. Steinhoff’s supply chain affords us opportunities through enhanced global buying power and economies of scale in household goods. Steinhoff is comprised of top-notch retailers and partners. I’m excited to tap into their knowledge, expertise, partnerships and experience, as well as to begin sharing some of the things that make Mattress Firm a great retailer and employer.

To be clear, this acquisition will be a tremendous long-term win for both Mattress Firm and Steinhoff and I reiterate my confidence in the future opportunities for our employees, guests and business partners alike.  Again, I wish we could have delivered this ground-breaking news sooner, but we are committed to answering your questions and providing you with as much information as possible.  I’ve tried to address many of the questions I think you might have below, but if you have any questions that aren’t answered here or in the video, please send an email to communications@mfrm.com and we’ll get you an answer.

We signed what’s known as the “definitive agreement”, but we still need to go through the process of getting government approval. We are anticipating this transaction will likely close sometime in our third quarter. We are legally required by the SEC to be in what’s known as a “quiet period”, so if you get any questions related to the transaction from anyone including customers, vendors, or the media, please direct them to Scott McKinney, Vice President of Investor Relations at ir@mfrm.com or Sunni Goodman, Vice President of Communications at sunni.goodman@mfrm.com.

I’d like to thank everyone for helping Mattress Firm get to where we are today. I am incredibly excited about what we will accomplish together in our continued pursuit to improving lives and being the preferred choice for better sleep — now on a global platform. We have spent the past 30+ years writing our own story and this next chapter is going to be the best one yet.

Ken Murphy

President and CEO — Mattress Firm

Q&A

Q: What will this mean for my job?

A: We do not expect significant changes in headcount as a result of this acquisition.  It is our understanding that Steinhoff has a de-centralized management structure.  With only ~20 people working in their corporate office, their model is dependent on company management to successfully manage the business.

Q: Why should I be excited about this?

A: We believe this is a great outcome for our employees.

•                  Size and scale puts us on the same level as Fortune 500 companies

•                  Worldwide platform for our people that unlocks even more opportunities for career development, whether it is through future expansion of Mattress Firm or within the 40 brands and 30 countries that are part of the Steinhoff portfolio

•                  Creates the world’s largest multi-brand mattress retail distribution network

Q: Will my benefits or pay change as a result of this acquisition?

A: We will continue to provide the same health and welfare benefits and salary and hourly pay that we do today.  Any changes that may happen in these areas are due to normal course of business and are not a result of the acquisition.

Q: Will Mattress Firm’s culture change?

A: Mattress Firm will remain the same great company you have come to know. Steinhoff and Mattress Firm share similar cultural values and Mattress Firm’s culture will remain intact as we remain committed to our culture, community and company.

Q: What motivated the acquisition?

A: Mattress Firm was appealing to Steinhoff because of our position as the only national specialty mattress retailer in the U.S., as well as our strong leadership team who has deep M&A experience and a proven track record of integrating acquisitions in the US market. They also recognized synergies and similar core values between the two companies which made the acquisition more appealing.

Q: Where can I learn more about Steinhoff?

A: A brief video will be available on MFRMtv. You can also visit www.steinhoffinternational.com

Q: Will Mattress Firm’s HQ move?

A: Our leadership team and corporate headquarters will remain in Houston, Texas. Additionally, we will continue to operate satellite offices on the East and West coast.

Q: How will this impact plans to consolidate all stores under the Mattress Firm banner?

A: We are continuing with our plans to convert all stores to the Mattress Firm name. The consolidation of our family of brands under one name gives us the ability to leverage advertising and distribution efficiencies, online visibility and elevate our overall operations. We estimate the transition will be complete in 2017.

Q: Will the Foster Kids program remain?

A: We officially launched our Mattress Firm Foster Kids initiative in May and are thrilled with the response from our communities. This philanthropic initiative is close to our hearts and we know that our employees share our passion. The Foster Kids program will continue to roll out across all our markets and we will continue to support our local foster kid non-profit partners through our six annual drives.

Q: What does this mean for employees who own equity in Mattress Firm?

A: Please be on the lookout for additional communication if this is applicable to you.

Q: What does this mean for our manufacturing partners?

A: We value our relationships with all of our vendor partners and remain committed to working with them to create a diverse selection of products that will help our customers get better sleep.

Due securities laws, we need to leave you with a disclaimer:

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the merger transactions, the ability of Mattress Firm to complete the transaction, the operations of Mattress Firm’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Mattress Firm stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Mattress Firm; the outcome of legal proceedings that may be instituted against Mattress Firm and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and those additional factors discussed in Mattress Firm’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Mattress Firm cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Mattress Firm undertakes no obligation to update or revise any of these statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Mattress Firm stock. Upon commencement of the tender offer, Steinhoff, Stripes US Holding, Inc. and Stripes Acquisition Corp. will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Mattress Firm will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  Stockholders are urged to read the tender offer materials (including the offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Mattress Firm upon written request to Secretary, Mattress Firm Holding Corp., 5815 Gulf Freeway, Houston, TX 77023, telephone number (713) 923-1090 or from MFRM’s website, http://ir.mattressfirm.com/.